Registration Statement No. 333-217200
Filed Pursuant to Rule 433
Subject to Completion, dated November 10, 2017
Pricing Supplement to the Prospectus dated April 27, 2017, the Prospectus Supplement dated April 27, 2017 and the Product Supplement dated May 1, 2017
US$    ●
Senior Medium-Term Notes, Series D
Buffered Bullish Enhanced Return Notes due December 17, 2018
Linked to the Vanguard® REIT ETF

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The notes are designed for investors who seek a 200.00% leveraged positive return based on any appreciation in the share price of the Vanguard® REIT ETF (the “Underlying Asset”). Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose approximately 1.1111% of their principal amount for each 1% that the price of the Underlying Asset decreases by more than 10% from its price on the pricing date.

•	Investor in the notes may lose up to 100% of the principal amount at maturity.

•	The Maximum Redemption Amount will be $1,132 for each $1,000 in principal amount (a 13.20% return).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will not be listed on any securities exchange.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering is expected to price on or about November 14, 2017, and the notes are expected to settle through the facilities of The Depository Trust Company on or about November 17, 2017.

•	The notes are scheduled to mature on or about December 17, 2018.

•	The CUSIP number of the notes is 06367TQ45.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, the estimated initial value of the notes is $988 per $1,000 in principal amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $970 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$2.50	US$997.50

Total	US$●	US$0	US$●

(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be between $997.50 and $1,000 per $1,000 in principal amount.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	Vanguard® REIT ETF (Bloomberg symbol: VNQ). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
(i) If the Percentage Change multiplied by the Upside Leverage Factor is greater than or equal to the Maximum Return, the payment at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

(ii) If the Percentage Change multiplied by the Upside Leverage Factor is positive but is less than the Maximum Return, then the payment at maturity for each $1,000 in principal amount of the notes will be calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change × Upside Leverage Factor)]

(iii) If the Percentage Change is between 0% and -10% inclusive, then the payment at maturity will equal the principal amount.

(iv) If the Percentage Change is less than -10%, then the payment at maturity will be calculated as follows:

Principal Amount + [Principal Amount x ((Percentage Change + Buffer Percentage) x Downside Leverage Factor)]

Accordingly, if the Percentage Change is less than -10%, you will lose approximately 1.1111% of the principal amount of your notes for each 1% that the Final Level is less than the Buffer Level.

Upside Leverage Factor:	200%

Downside Leverage Factor:	Approximately 111.11%

Maximum Return:	Approximately 13.20%

Maximum Redemption Amount:	The payment at maturity will not exceed the Maximum Redemption Amount of $1,132 per $1,000 in principal amount of the notes

Initial Level:	The closing price of the Underlying Asset on the Pricing Date.

Final Level:	The closing price of the Underlying Asset on the Valuation Date.

Buffer Level:	90% of the Initial Level

Buffer Percentage:
10.00%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Underlying Asset does not decrease by more than 10.00%. If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose some or all of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about November 14, 2017.

Settlement Date:	On or about November 17, 2017, as determined on the Pricing Date.

Valuation Date:	On or about December 12, 2018, as determined on the Pricing Date

Maturity Date:	On or about December 17, 2018, as determined on the Pricing Date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The Pricing Date and Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date will be set forth in the final pricing supplement.

Payoff Example

The following table shows the hypothetical payout profile of an investment in the notes reflecting the 200% Upside Leverage Factor, reflecting a hypothetical Buffer Level of 90%, and a Maximum Return of 13.20%.  Please see the hypothetical examples below for more detailed examples.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated April 27, 2017 and the prospectus dated April 27, 2017.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002864/d427171424b5.htm

•	Prospectus supplement dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142764/d381374d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the Final Level, and whether the Final Level is less than the Buffer Level. You will lose approximately 1.1111% of the principal amount of your notes for each 1.00% that the Final Level is less than the Buffer Level. Accordingly, you could lose up to 100% of the principal amount of the notes.

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Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the share price of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change multiplied by the Upside Leverage Factor exceeds the Maximum Return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or securities held by the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes, and the estimated cost of hedging these obligations.  The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Asset, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

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Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Asset.  Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes.

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You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of the Underlying Asset or any securities held by the Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Underlying Asset or such other securities.

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Changes that affect the Underlying Index will affect the market value of the notes and the amount you will receive at maturity. — The policies of MSCI Inc. (the “Index Sponsor,” or “MSCI”), the sponsor of the MSCI US REIT Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

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We have no affiliation with the Index Sponsor and will not be responsible for any actions taken by the Index Sponsor. — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the Index Sponsor.

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Adjustments to the Underlying Asset could adversely affect the notes. — The Vanguard Group, Inc. (collectively with its affiliates, “Vanguard”), as the advisor of the Underlying Asset, is responsible for calculating and maintaining the Underlying Asset. Vanguard can add, delete or substitute the stocks comprising the Underlying Asset or make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

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We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. —The investment advisor of the Underlying Asset advises the Underlying Asset on various matters including matters relating to the policies, maintenance and calculation of the Underlying Asset. We and our affiliates are not affiliated with the investment advisor in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Underlying Asset. The investment advisor is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor or the Underlying Asset contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Underlying Asset.

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The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

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The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of the Underlying Asset or securities held by the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. We or our affiliates may also engage in trading of shares of the Underlying Asset or securities included in the Underlying Index from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the prices of the securities held by the Underlying Asset. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Asset or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Underlying Asset at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Additional Risks Relating to the Vanguard® REIT ETF

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An investment in the notes is subject to risks associated with the real estate industry. — The Underlying Index tracks the value of certain Real Estate Investment Trusts (“REITs”). You should be aware that investments in securities linked to the value of REITs involve particular risks. The REITs comprising the Underlying Index may be more susceptible to any single economic, market, political or regulatory occurrence affecting the real estate industry. Investment in the real estate industry is subject to many of the same risks associated with the direct ownership of real estate such as: the availability of financing for real estate; employment levels and job growth; interest rates; leverage, property, management and liquidity risks; consumer confidence; the availability of suitable undeveloped land; federal, state and local laws and regulations concerning the development of land construction; home and commercial real estate sales; financing and environmental protection; and competition among companies which engage in the real estate business.

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An investment in the notes is subject to risks associated with REITs. — The share price of the Underlying Asset will fluctuate based upon the value of the REITs. REITs invest primarily in income producing real estate or real estate related loans or interests. Investments in REITs are not direct investments in real estate; however, they are still subject to the risks associated with investing in real estate. The following are some of the conditions that might impact the structure of and cash flow generated by REITs and, consequently, the value of REITs and, in turn, the Underlying Asset: a decline in the value of real estate properties; extended vacancies of properties; increases in property and operating taxes; increased competition or overbuilding; a lack of available mortgage funds or other limits on accessing capital; tenant bankruptcies and other credit problems; limitations on rents, including decreases in market rates for rents; changes in zoning laws and governmental regulations; costs resulting from the clean-up of, and legal liability to third parties for damages resulting from environmental problems; investments in developments that are not completed or that are subject to delays in completion; risks associated with borrowing; changes in interest rates; casualty and condemnation losses; and uninsured damages from floods, earthquakes or other natural disasters.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on a hypothetical Initial Level of 100.00, the Buffer Percentage of 10.00% (the Buffer Level is 90% of the Initial Level), the Upside Leverage Factor of 200.00%, the Downside Leverage Factor of approximately 111.11%, the Maximum Return of 13.20% and the Maximum Redemption Amount of $1,132.00. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,132.00	13.20%
$150.00	50.00%	$1,132.00	13.20%
$130.00	30.00%	$1,132.00	13.20%
$125.00	25.00%	$1,132.00	13.20%
$120.00	20.00%	$1,132.00	13.20%
$106.60	6.60%	$1,132.00	13.20%
$105.00	5.00%	$1,100.00	10.00%
$100.00	0.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$888.89	-11.11%
$70.00	-30.00%	$777.78	-22.22%
$50.00	-50.00%	$555.56	-44.44%
$20.00	-80.00%	$222.23	-77.77%
$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $80, representing a Percentage Change of -20%.  Because the Percentage Change is negative, and the hypothetical Final Level of $80 is less than the hypothetical Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $888.89 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 111.11%] = $888.89

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $95, representing a Percentage Change of -5%. Although the Percentage Change is negative, because the hypothetical Final Level of $95 is less than the hypothetical Initial Level by not more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $100 to a hypothetical Final Level of $105.00, representing a Percentage Change of 5%.  Because the hypothetical Final Level of $105.00 is greater than the hypothetical Initial Level and the Percentage Change of 5% multiplied by the Upside Leverage Factor does not exceed the Maximum Return, the investor receives a payment at maturity of $1,100 per 1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (5% x 200%)] = $1,100

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of 100 to a hypothetical Final Level of 150, representing a Percentage Change of 50%.  Because the hypothetical Final Level of 150 is greater than the Initial Level and the Percentage Change of 50% multiplied by the Upside Leverage Factor exceeds the Maximum Return, the investor receives a payment at maturity of $1,132 per $1,000 in principal amount of the notes, the Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use the final pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date will be determined based on market conditions at that time.

The Underlying Asset

We have derived the following information regarding the Vanguard® REIT ETF from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset and the Underlying Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Asset or any securities included in the Underlying Index. Neither we nor our affiliates participate in the preparation of the publicly available documents described below. Neither we nor our affiliates have made any due diligence inquiry with respect to the Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Underlying Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Asset could affect the price of the shares of the Underlying Asset after the Pricing Date, and therefore could affect the payment at maturity.

The selection of the Underlying Asset is not a recommendation to buy or sell the shares of the Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Asset. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to the Underlying Asset may be obtained through the SEC’s website at http://www.sec.gov. None of that information is included or incorporated by reference in this pricing supplement.

Vanguard® REIT ETF (“VNQ”)

The Underlying Asset is issued by Vanguard Specialized Funds, a registered open-end management investment company. The Underlying Asset is intended to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI US REIT Index. The Underlying Asset trades on the NYSE Arca under the ticker symbol “VNQ.”

The MSCI US REIT Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  The information reflects the policies of, and is subject to change by MSCI Inc., the index sponsor (“MSCI”). MSCI has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.  Neither we nor BMOCM has independently verified the accuracy or completeness of any information with respect to the Underlying Index in connection with the offer and sale of the notes.

The Underlying Index is a free float-adjusted market capitalization index that is comprised of equity REITs. The Underlying Index consists of REIT securities that belong to the MSCI USA Investable Market Index (“MSCI USA IMI”).

The Underlying Index and the MSCI USA IMI are MSCI Global Investable Market Indexes, which is a family within the MSCI International Equity Indices.

Constructing the MSCI US REIT Index

MSCI undertakes an index construction process, which involves defining REITs and the MSCI US REIT Index eligible REITs.  MSCI classifies REIT securities into one of the nine Real Estate Investment Trust (REIT) Sub-Industries within the Global Industry Classification Standard (GICS®) structure, described below. The REITs Sub-Industries are part of the Real Estate Industry, Real Estate Industry Group and the Financials Sector. The nine REITs Sub-Industries aim to represent REITs with distinct property type profiles.

REITs eligible for inclusion in the Underlying Index are REITs that are included in the MSCI USA IMI and that exhibit the following characteristics:

•	Equity REIT structure (i.e. mortgage REITs are not eligible).

•	Real estate exposure (i.e. only selected Specialized REITs are eligible).

REITs classified in the Specialized REITs Sub-Industry are eligible for inclusion in the Underlying Index only if they own and/or operate the following types of properties:

•	storage and self-storage facilities;

•	data centers;

•	correctional facilities;

•	theaters;

•	casino and gaming facilities; and

•	restaurants.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS®. Under the GICS®, each company is assigned to one Sub-Industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS®.

Maintenance of the Underlying Index

The maintenance of the Underlying Index includes: (i) Semi-Annual Index Reviews (“SAIRs”) in May and November; (ii) Quarterly Index Reviews (“QIRs”) in February and August; and (iii) ongoing event-related changes which are generally implemented in the index as they occur.

Semi-Annual Index Reviews and Quarterly Index Reviews. During Semi-Annual Index Reviews and Quarterly Index Reviews, the MSCI USA IMI is reviewed under the guidelines of the MSCI Global Investable Market Indexes methodology. Changes in the MSCI USA IMI during index reviews may impact the MSCI US REIT Index as follows:

•	Existing constituents of the MSCI US REIT Index that are deleted from the MSCI USA IMI are deleted from the MSCI US REIT Index;

•	Eligible equity REIT securities not currently constituents of the MSCI US REIT Index that are added to the MSCI USA IMI are added to the MSCI US REIT Index;

•	Changes in the Foreign Inclusion Factors (“FIF”) and Number of Shares (“NOS”) for securities of the MSCI USA IMI are also applied to the securities included in the MSCI US REIT Index; and

•
When a change in GICS® for an existing constituent of the MSCI USA IMI to one of the eligible REIT Sub-Industries is announced, then provided that the date of such announcement is before the implementation date of the next index review, such constituent may be considered for inclusion in the MSCI US REIT Index at such index review.

In addition, the list of eligible property types for REITs classified in the Specialized REITs Sub-Industry is reviewed during each Semi-Annual Index Review and Quarterly Index Review. Changes to the list are communicated as part of the index review announcements and become effective at the subsequent index review.

Ongoing Event-Related Changes.  The MSCI USA IMI is updated to reflect ongoing event-related changes in accordance with the MSCI Global Investable Market Indexes methodology. Ongoing event-related changes in the MSCI USA IMI are reflected in the MSCI US REIT Index at the time of the implementation of the event in the MSCI USA IMI:

•	Existing constituents of the MSCI US REIT Index that are deleted from the MSCI USA IMI due to corporate events are deleted from the MSCI US REIT Index;

•	Eligible equity REIT securities not currently constituents of the MSCI US REIT Index that are added to the MSCI USA IMI due to corporate events are added to the MSCI US REIT Index; and

•
Changes in the Foreign Inclusion Factors (FIF) and Number of Shares (NOS) for securities of the MSCI USA IMI due to corporate events are also applied to the securities included in the MSCI US REIT Index.

Announcement Policy. In line with the MSCI Global Investable Market Indexes methodology, the changes to the MSCI US REIT Index are typically announced at least ten business days prior to these changes becoming effective in the indexes as “expected” announcements, or as “undetermined” announcements, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indexes provided that all necessary public information concerning the event is available. In case a “confirmed” announcement needs to be amended, MSCI sends a “correction” announcement with a descriptive text announcement to provide details about the changes made.

Neither we nor any of our affiliates, including BMOCM, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in the Underlying Index, or any successor to the index. MSCI does not guarantee the accuracy or the completeness of the Underlying Index, or any data included in the index. MSCI assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Underlying Index. MSCI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Underlying Index, or the manner in which the index is applied in determining the amount payable on the notes at maturity.

Historical Performance of the Underlying Asset

The following table sets forth the high and low closing prices for the Underlying Asset from the first quarter of 2008 through November 9, 2017.

The historical prices of the Underlying Asset are provided for informational purposes only. You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the Vanguard® REIT ETF

		High ($)	Low ($)
2008	First Quarter	64.98	55.08
	Second Quarter	68.49	58.34
	Third Quarter	64.97	54.15
	Fourth Quarter	59.33	24.21

2009	First Quarter	36.37	21.15
	Second Quarter	34.53	24.15
	Third Quarter	44.28	28.57
	Fourth Quarter	46.14	38.54

2010	First Quarter	49.86	41.04
	Second Quarter	54.04	46.25
	Third Quarter	54.63	44.43
	Fourth Quarter	57.29	52.03

2011	First Quarter	59.86	54.89
	Second Quarter	62.68	57.39
	Third Quarter	63.18	48.88
	Fourth Quarter	58.80	48.47

2012	First Quarter	63.65	57.49
	Second Quarter	66.18	60.57
	Third Quarter	68.76	64.79
	Fourth Quarter	66.43	62.06

2013	First Quarter	70.53	66.61
	Second Quarter	78.15	65.68
	Third Quarter	72.55	63.50
	Fourth Quarter	71.05	64.20

2014	First Quarter	71.79	64.57
	Second Quarter	76.41	70.47
	Third Quarter	77.92	71.35
	Fourth Quarter	82.45	71.79

2015	First Quarter	88.65	80.37
	Second Quarter	85.71	74.69
	Third Quarter	80.73	72.20
	Fourth Quarter	81.59	75.91

2016	First Quarter	83.80	71.47
	Second Quarter	88.67	80.93
	Third Quarter	92.65	84.34
	Fourth Quarter	85.12	78.07

2017	First Quarter	85.85	80.41
	Second Quarter	85.52	80.97
	Third Quarter	85.71	81.16
	Fourth Quarter (through November 9, 2017)	84.84	81.91